SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              BROADWAY STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                   111572103
                ------------------------------------------------
                                 (CUSIP Number)

                            Dennis J. Broderick, Esq.
                        Federated Department Stores, Inc.
                              7 West Seventh Street
                               Cincinnati, Ohio  45202
                  ---------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                 With a copy to:

                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York  10022
                                 (212) 326-3800


                                 August 14, 1995
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].

 CUSIP No. 111572103                      13D          Page 2 of 7 Pages

   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Federated Department Stores, Inc.
       13-3324058


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                    (b) [ ]
   3   SEC USE ONLY



   4   SOURCE OF FUNDS*
       OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEM 2(d) or 2(e)                                         [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware


                               7   SOLE VOTING POWER
                                   -0-

                               8   SHARED VOTING POWER
          NUMBER OF
            SHARES
         BENEFICIALLY              24,800,866
           OWNED BY
        EACH REPORTING         9   SOLE DISPOSITIVE POWER
         PERSON WITH

                                   24,800,866

                               10  SHARED DISPOSITIVE POWER
                                   -0-

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,800,866

  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
       [ ]

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       53.9%
  14   TYPE OF REPORTING PERSON*

       CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

          The securities to which this statement relates are the shares of Common Stock, par value $0.01 per share ("Common Stock"), of Broadway Stores, Inc., a Delaware corporation (the "Company"). The Company's principal offices are located at 3880 North Mission Road, Los Angeles, California 90031.

Item 2.  Identity and Background.

          This Statement is filed by Federated Department Stores, Inc. ("Federated"). Federated's principal business is the operation of full-line department stores. Federated's principal offices are located at 151 West 34th Street, New York, New York 10001 and 7 West Seventh Street, Cincinnati, Ohio 45202.

          Schedule I hereto, which is incorporated herein by this reference, sets forth the name, the business address, the present principal occupation or employment (and the name, principal business, and address of any corporation or other organization in which such employment is conducted), and the citizenship of the directors and executive officers of Federated.

          Neither Federated nor, to its knowledge, any of the persons identified in Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          The consideration payable by Federated to purchase the shares of Common Stock to which this statement relates is Common Stock of Federated ("Federated Common Stock"). See Item 4.

Item 4.  Purpose of Transaction.

          On August 14, 1995, the Company, Federated, and a wholly owned subsidiary of Federated ("Newco") entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, on the terms and subject to the condition set forth therein, Newco will be merged with and into the Company (the "Merger"). At the effective time of the Merger, among other things, each then-outstanding share of Common Stock (other than shares of Common Stock held by Federated or any of its wholly owned subsidiaries or by any of the Company's wholly owned subsidiaries, which shares will be cancelled) will be converted into the right to receive 0.27 shares of Federated Common Stock. As a result of the Merger, the Company will become a subsidiary of Federated. The Merger is conditioned upon, among other things: (i) adoption by the Company's stockholders of the Merger Agreement; (ii) the waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated; (iii) the absence of any order or injunction which prohibits the consummation of the transactions contemplated by the Merger Agreement; and
(iv) all consents, authorizations, orders, and approvals of any governmental authority required in connection with the Merger Agreement having been obtained, other than any such consents, authorizations, orders, or approvals which, if not obtained, would not have a material adverse effect on the business, financial condition, or results of operations of the Company.

          As a condition to its willingness to enter into the Merger Agreement, Federated required that, simultaneously with the execution thereof, Zell/Chilmark Fund, L.P. ("Zell/Chilmark") enter into an agreement with Federated (the "Stock Agreement") pursuant to which, among other things, Zell/Chilmark agreed to vote all of the shares of Common Stock owned by it in favor of the adoption of the Merger Agreement at the meeting of the Company's stockholders to be called to vote thereon, granted to Federated the right to purchase such shares for a purchase price payable in shares of Federated Common Stock at the rate of 0.27 shares of Federated Common Stock for each such share of Common Stock (the "Option"), and agreed to certain restrictions on transfer of those shares of Common Stock. See Item 5.

          Federated's principal purpose in entering into the Merger Agreement is to acquire the Company. Federated's principal purpose in entering into the Stock Agreement is to enhance the likelihood of the Merger being consummated. Following the Merger or, if earlier, the exercise of the Option, Federated intends to seek to change the composition of the Company's Board of Directors and thereby control the Company and to seek to cause one or more of the executive officers of the Company to be replaced.

          Federated believes that the Merger is in the best interests of it and its stockholders. The Merger will permit Federated to broaden its base of department store operations in the areas in which the Company's department stores are operated. Federated anticipates that a number of the Company's stores will be disposed of following the Merger. As of the date of this statement, however, Federated had not entered into any agreements providing for such dispositions and there can be no assurance that Federated will do so or as to the timing or terms thereof. If the Merger is completed, Federated anticipates that the Company's retained department stores will be converted into Macy's, Bullock's, or Bloomingdale's stores commencing early in 1996.

          The foregoing response to this Item 4 is qualified in its entirety by reference to the Merger Agreement and the Stock Agreement, copies of which are filed as Exhibits 1 and 2 hereto and incorporated herein by this reference.

Item 5.  Interest in Securities of the Issuer.

          The responses to Items 4 and 6 are incorporated herein by this reference.

          Pursuant to the Stock Agreement, Zell/Chilmark has represented to Federated that, as of August 14, 1995, Zell/Chilmark was the record and beneficial owner of 24,800,866 shares of Common Stock, or 53.9% of the total number of shares of Common Stock then outstanding. As a result of the Option and the other provisions of the Stock Agreement, Federated may be deemed to be the beneficial owner of all of these 24,800,866 shares of Common Stock. As a result of the Stock Agreement, Federated may be deemed to have shared power to vote or direct the voting of the 24,800,866 shares of Common Stock owned by Zell/Chilmark and sole power to dispose or direct the disposition of such shares.

          Except as disclosed in this Statement, neither Federated nor, to its knowledge, any of the persons identified on Schedule I hereto have effected transactions in shares of Common Stock during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          The responses to Items 4 and 5 are incorporated herein by this reference.

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1 --   Agreement and Plan of Merger, dated as of August 14,
                         1995, by and among the Company, Federated, and Newco.

          Exhibit 2 --   Stock Agreement, dated as of August 14, 1995, by and
                         between Federated and Zell/Chilmark.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  August 24, 1995        FEDERATED DEPARTMENT STORES, INC.


                              By: /s/ Dennis J. Broderick
                                  ---------------------------------------------
                              Name:     Dennis J. Broderick
                              Title:    Senior Vice President

                                                                      SCHEDULE I
                                                                      ----------


                           Information with Respect to
                  Directors and Executive Officers of Federated
                  ---------------------------------------------


     Each of the individuals listed below is a United States citizen. The business address of each such individual is 7 West Seventh Street, Cincinnati, Ohio 45202. The address of the corporation or organization (if other than Federated), if any, in which the principal occupation or employment of each such individual is conducted is set forth opposite such individual's name below.

 Name                     Title                                    Present Principal Occupation or Employment
---------------------     ------------------------------------     ------------------------------------------
 Allen I. Questrom        Chairman of the Board, Chief Executive   Chairman of the Board and Chief Executive
                          Officer and Director                     Officer of Federated

 James M. Zimmerman       President, Chief Operating Officer and   President and Chief Operating Officer of
                          Director                                 Federated

 Ronald W. Tysoe          Vice Chairman, Chief Financial Officer   Vice Chairman and Chief Financial Officer of
                          and Director                             Federated

 Thomas G. Cody           Executive Vice President - Legal and     Executive Vice President - Legal and Human
                          Human Resources                          Resources of Federated

 Dennis J. Broderick      Senior Vice President, General Counsel   Senior Vice President, General Counsel and
                          and Secretary                            Secretary of Federated

 John E. Brown            Senior Vice President and Controller     Senior Vice President and Controller of
                                                                   Federated

 Karen Hoguet             Senior Vice President - Planning and     Senior Vice President - Planning and Treasurer
                          Treasurer                                of Federated

 Robert A. Charpie        Director                                 Chairman of Ampersand Ventures
                                                                   Ampersand Ventures
                                                                   55 Williams Street
                                                                   Suite 240
                                                                   Wellesley, MA  02181

 Lyle Everingham          Director                                 Retired as Chief Executive Officer and Chairman
                                                                   of the Board of The Kroger Co.

 Meyer Feldberg           Director                                 Dean of the Columbia Business School at
                                                                    Columbia University
                                                                   Columbia University School of Business
                                                                   101 Uris Hall
                                                                   16th and Broadway
                                                                   New York, New York  10027

 Earl G. Graves, Sr.      Director                                 President and Chief Executive Officer of Earl G.
                                                                    Graves, Ltd. and Publisher of "Black
                                                                   Enterprise" Magazine
                                                                   Earl G. Graves Limited
                                                                   130 5th Avenue
                                                                   New York, NY  10011

 George V. Grune          Director                                 Chairman of De-Witt Wallace-Reader's Digest
                                                                    Fund and Lila Wallace-Reader's Digest Fund
                                                                   Two Park Avenue, 23rd Floor
                                                                   New York, NY  10016

 Gertrude G. Michelson    Director                                 Retired as Senior Advisor to R. H. Macy & Co.,
                                                                   Inc.

                                         -6-



 Name                     Title                                    Present Principal Occupation or Employment
---------------------     ------------------------------------     ------------------------------------------
 Joseph Neubauer          Director                                 Chairman and Chief Executive Officer of The
                                                                    ARAMARK Corporation (formerly known as The
                                                                    ARA Group)
                                                                   ARAMARK Corporation
                                                                   1101 Market Street
                                                                   Philadelphia, PA  19107

 Laurence A. Tisch        Director                                 Chairman, President and Chief Executive
                                                                    Officer of CBS Inc. and Chairman and Co-Chief
                                                                    Executive Officer of Loews Corporation

                                                                   CBS Inc.
                                                                   51 West 52nd Street, 35th Floor
                                                                   New York, NY  10019

                                                                   Loews Corporation
                                                                   667 Madison Avenue
                                                                   New York, NY  10021

 Paul W. Van Orden        Director                                 Executive in Residence, Columbia University,
                                                                    Graduate School of Business
                                                                   Columbia University
                                                                   Graduate School of Business
                                                                   Uris Hall #214
                                                                   116th Street & Broadway
                                                                   New York, NY  10027

 Karl M. von der Heyden   Director                                 Senior Advisor to The Clipper Group
                                                                   The Clipper Group
                                                                   12 E. 49th Street
                                                                   30th Floor
                                                                   New York, NY  10017

 Marna C. Whittington     Director                                 Partner with Miller, Anderson & Sherrerd, LLP
                                                                   Miller, Anderson & Sherrerd, LLP
                                                                   100 Front Street
                                                                   West Conshohocken, PA  10428

                                                     -7-